British Columbia Securities Commission	QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the Securities Act. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.	INCORPORATED AS PART OF

Schedule A

	X	Schedules B and C
(place X in an appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT
YY/MM/DD
Nettron.Com, Inc.	June 30, 2003	03/08/28

ISSUER'S ADDRESS	#208 - 828 Harbourside Drive

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TEL NO.
North Vancouver	B.C.	V7P 3R9	604-904-9431	604-904-8481
CONTACT PERSON	CONTACT'S POSITION			CONTACT TEL NO.
Douglas E. Ford	Director			604-904-8481
CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

"Douglas E. Ford"	Douglas E. Ford	03/08/28
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

"Edward D. Ford"	Edward D. Ford	03/08/28
DATE SIGNED
DIRECTOR'S SIGNATURE	PRINT FULL NAME	YY/MM/DD

Nettron.Com, Inc.
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Schedule B

June 30, 2003

1.	Direct Costs There are no direct costs to disclose

2.	Share Capital See Note 2 in the June 30, 2003 financial statements for a summary of share capital transactions during the three-month period ended June 30, 2003

3.	Related Party Transactions See Note 3 in the June 30, 2003 financial statements for a summary of related party transactions during the three-month period ended June 30, 2003

4.

List of Directors and Officers

As at June 30, 2003, the directors and officers of Nettron.Com, Inc. are as follows:

                                 M. Glen Kertz – President
                                 Edward D. Ford – Director
                                 Douglas E. Ford – Secretary & Director
                                 Gary E. Read – Director
                                 Larry F. Robb - Director
                                 Malcolm E. Rogers, Jr. - Director

Nettron.Com, Inc.
(Expressed in Canadian Dollars)
(Unaudited - Prepared by Management)

Schedule C

June 30, 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis should be read in conjunction with the financial statements and notes thereto. The consolidated financial statements have been prepared in accordance with Canadian GAAP.

As of June 30, 2003, due to difficulties encountered in raising financing, the Company has substantially reduced its activity in the interactive dating service business, has accumulated losses totalling $3,174,226 and had a working capital deficiency of $184,2299. The continuation of the Company is dependent upon the financial support of shareholders as well as obtaining long-term financing. The Company has been exploring business opportunities that might allow the Company to restart commercial operations. Management is currently seeking new sources of equity financing. While the Company is expending its best efforts to achieve the above plans, there is no assurance that any such activity will generate funds that will be available for operations.

These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might arise from this uncertainty.